Exhibit 99.1

Recipharm Israel Ltd.

Audited Financial Statements as of December 31, 2025

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Report of Certified Public Accounting Firm

To the board of directors and shareholder of Recipharm Israel Ltd.

Opinion on Financial Statements

We have audited the accompanying financial statements of Recipharm Israel Ltd. (the “Company”), which comprise the statements of financial position as of December 31, 2025, and 2024, and the related statements of comprehensive loss, changes in deficit in equity, and cash flows for each of the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations, changes in deficit in equity, and cash flows for each of the years then ended, in accordance with IFRS Accounting Standards.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements relevant to our audits of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with those requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

Note 1A to the financial statements indicates that the Company incurred a loss of NIS 9,395 thousand for the year ended December 31, 2025, had a working capital deficit of NIS 22,819 thousand, and a deficit in equity of NIS 51,382 thousand as of that date. These conditions, together with the Company’s dependence on continued financial support from its Parent Company RECIPHARM OT AB, raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period.

As described in Note 1A, management’s plans regarding these matters are based primarily on continued financial support from the Parent Company. The financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with IFRS Accounting Standards, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, evaluating whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern, and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and perform procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. We also obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, evaluating the overall presentation of the financial statements, and concluding whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Tel Aviv, Israel	/s/ Rotem Yaron
May 6, 2026	Certified Public Accountants

Recipharm Israel Ltd.

Statements of Financial Position

		As of December 31
		2025	2024
	Note	Thousands of New Israeli Shekels

Current Assets

Cash		1,183	2,046
Trade receivables	3	682	530
Accounts receivable and other current assets		455	427

		2,320	3,003
Non-current assets

Property and equipment	4	11,443	13,362
Right of use assets	4	9,814	10,202

		21,257	23,564

		23,577	26,567
Current liabilities

Current maturities of lease liabilities	4	414	398
Accounts payable		436	611
Other payables and accrued expenses	5	1,170	1,166
Loans from related parties	6	23,119	26,627

		25,139	28,802
Non-current liabilities

Lease liabilities	4	9,967	10,154
Loans from related parties	6	39,853	29,598

		49,820	39,752

Deficit in shareholders’ equity	7	(51,382)	(41,987)

		23,577	26,567

The accompanying notes constitute an integral part of the financial statements

May 6, 2026
Date of approval of the	Amir Reichman
Financial Statements	CEO and Director

Recipharm Israel Ltd.

Statements of Comprehensive Loss

		For the year ended December 31
		2025	2024
	Note	Thousands of New Israeli Shekels

Revenues		3,722	5,492
Cost of sales	9a	9,529	9,407

Gross loss		(5,807)	(3,915)

Selling and marketing expenses		88	77
General and administrative expenses	9b	1,675	4,782
Other income		(133)	-

Operating loss		(7,437)	(8,774)

Finance income	9c	1,346	2,311
Finance expenses	9c	(3,304)	(3,413)

Total comprehensive loss		(9,395)	(9,876)

The accompanying notes constitute an integral part of the financial statements

Recipharm Israel Ltd.

Statements of Changes in Deficit in Equity

	Share capital	Accumulated deficit	Total
	Thousands of New Israeli Shekels

Balance as of January 1, 2024	(*-	(32,111)	(32,111)

Total comprehensive loss	-	(9,876)	(9,876)

Balance as of December 31, 2024	(*-	(41,987)	(41,987)

Total comprehensive loss	-	(9,395)	(9,395)

Balance as of December 31, 2025	(*-	(51,382)	(51,382)

(*)	Represents an amount less than NIS 1 thousand

The accompanying notes constitute an integral part of the financial statements

Recipharm Israel Ltd.

Statements of Cash Flows

	For the year ended December 31
	2025	2024
	Thousands of New Israeli Shekels
Cash flows from operating activities

Loss for the year	(9,395)	(9,876)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	2,545	2,635
Finance expenses, excluding exchange differences	3,304	3,413
	5,849	6,048
Changes in assets and liabilities:

Decrease (increase) in trade receivables	(152)	600
Decrease (increase) in accounts receivable and current assets	(28)	135
Increase (decrease) in accounts payable	(175)	190
Increase (decrease) in other payables and accrued expenses	4	62
	(351)	987

Net cash used in operating activities	(3,897)	(2,841)

Cash flows from investing activities

Purchase of property and equipment	(7)	(131)

Net cash used in investing activities	(7)	(131)

Cash flows from financing activities

Repayment of lease liabilities	(803)	(993)
Receipt of loans from related parties	3,844	4,609

Net cash provided by financing activities	3,041	3,616

Increase (decrease) in cash and cash equivalents	(863)	644

Cash and cash equivalents at the beginning of the year	2,046	1,402

Cash and cash equivalents at the end of the year	1,183	2,046

Material non-cash transactions

Accrued interest on related-party loans not yet paid	1,297	1,402

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 1	General

A.	Recipharm Israel Ltd. (the “Company”) was incorporated in Israel on May 11, 2015 by RECIPHARM OT AB (the “Parent Company”). The Company provides support for research and development through chemical and analytical services. On June 3, 2016, the Company changed its name to Recipharm Israel Ltd.

The Company incurred a loss of NIS 9,395 thousand for the year ended December 31, 2025 (2024: NIS 9,876 thousand) and had a deficit in equity of NIS 51,382 thousand as of December 31, 2025 (2024: NIS 41,987 thousand). The deficit and the Company’s ongoing financing needs are funded primarily by loans from the Parent Company, which amounted to NIS 62,972 thousand as of December 31, 2025 (2024: NIS 56,225 thousand). As of December 31, 2025, the Company had a working capital deficit of NIS 22,819 thousand (2024: NIS 25,799 thousand). The Company’s continued operation depends on the Parent Company’s ongoing financial support. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, based on management’s expectation of continued financial support from the Parent Company.

B.	Definitions

In these financial statements

The Company	-	Recipharm Israel Ltd. (formerly OnTarget Chemistry Israel Ltd.)

Shareholders	-	RECIPHARM OT AB, which holds 85% of the Company and is a wholly owned subsidiary of RECIPHARM AB

	-	Katzelsky Silvia holding 7.5%
	-	ANEEVA LTD, holding 7.5%

Related parties	-	as defined in International Accounting Standard 24

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 2	Summary of significant accounting policies

The significant accounting policies described below have been applied consistently in the financial statements for all periods presented, except where otherwise indicated.

A.	Basis of presentation of the financial statements

The financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

B.	Functional currency, presentation currency and foreign currency

1	Functional currency and presentation currency

The Company’s functional currency and the presentation currency of the financial statements are NIS.

The functional currency is the currency that most accurately reflects the economic environment in which the Company operates and conducts its transactions, and in which its financial position and results of operations are measured.

2	Transactions, assets, and liabilities in foreign currency

Transactions denominated in a foreign currency (a currency different from the functional currency) are recorded at the exchange rate prevailing on the transaction date upon initial recognition. After initial recognition, financial assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency using the exchange rate at that date. Exchange differences are recognized in the statement of profit or loss. Non-financial assets and liabilities denominated in foreign currency, presented at cost, are translated using the exchange rate at the transaction date. Non-monetary assets and liabilities denominated in foreign currency and presented at fair value are translated into the functional currency at the exchange rate prevailing on the date the fair value was determined.

C.	Cash and cash equivalents

Cash and cash equivalents are defined by the Company as cash and highly liquid short-term deposits with banking corporations that are not restricted or pledged, with original maturity of up to three months from the date of investment.

D.	Provision for doubtful debts

The provision for doubtful debts is specifically determined with respect to debts that, based on the Company’s management’s estimate, are considered doubtful of collection. Customer balances for which an impairment loss has occurred are written off when it is determined that such balances are uncollectible.

E.	Revenue recognition

Revenue is recognized in accordance with IFRS 15 when control of the promised services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled. For service arrangements, revenue is recognized over time when the customer simultaneously receives and consumes the service benefits. Progress is measured based on actual hours incurred relative to total estimated hours when that input method faithfully depicts performance.

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 2	Summary of significant accounting policies (continued)

Revenue from rendering services

When the outcome of a service arrangement cannot be measured reliably, revenue is recognized only to the extent of recoverable costs incurred. The Company discloses significant judgments, performance obligations, contract assets and contract liabilities when material.

F.	Property and equipment

Property and equipment are presented at cost plus directly attributable acquisition costs, less accumulated depreciation and impairment losses, and excluding ongoing maintenance expenses. Cost includes spare parts and auxiliary equipment that are usable solely in relation to machinery and equipment.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

%

Machinery and equipment	7
Furniture and office equipment	7
Computers and peripheral equipment	33
Leasehold improvements	See below

Leasehold improvements are depreciated on a straight-line basis over the lease term (including any extension option period that the Company is reasonably certain to exercise) or over the assets’ useful life, whichever is shorter. For impairment of property and equipment, see Section G below.

G.	Impairment of non-financial assets

The Company evaluates the need for impairment of non-financial assets when indicators arising from events or changes in circumstances suggest that the carrying amount presented in the financial statements may not be recoverable.

When the carrying amount of non-financial assets exceeds their recoverable amount, the assets are written down to their recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. In estimating value in use, the estimated future cash flows are discounted at a pre-tax discount rate that reflects the risks specific to the asset. For an asset that does not generate independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

H.	Share-based payment transactions

Employee benefit expenses may include costs related to share-based incentive plans of the Recipharm group (the “plans”). Since 2014, Recipharm has annually invited employees to participate in various share-based incentive plans under which employees use their own funds to purchase shares at market price. Each of the aforementioned share-based incentive plans has a three-year term, and participants are granted one savings share for every share they purchase. Senior executives also receive performance shares based on actual performance relative to forecasts.

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 2	Summary of significant accounting policies (continued)

Transactions settled in equity instruments

The grant-date fair value of equity-settled awards is allocated over the vesting period and recognized as an employee benefits expense against equity. The fair value of the share is the market price at the grant date, adjusted for the value net of future dividends on shares not payable to employees. In each reporting period, the Company assesses its estimate of the number of shares expected to vest in accordance with vesting conditions unrelated to market performance. In the event of a change in original estimates, the Company recognizes the change in profit or loss and makes the necessary adjustment to equity. Additionally, the Company records provisions for expected payments to National Insurance. Such provisions are charged to profit or loss over the vesting period. Provisions are reviewed on an ongoing basis to confirm their alignment with the fair value of the shares as of the reporting date.

No share-based payment expense was recognized in profit or loss.

I.	Employee benefits

Post-employment benefits

The plans are generally funded by contributions to insurance companies and are classified as both defined contribution and defined benefit plans.

The Company has defined contribution plans in accordance with Section 14 of the Severance Pay Law, under which the Company makes regular contributions without having a legal or constructive obligation to make additional payments even if the fund accumulations are insufficient to cover all benefits payable to the employee in respect of service rendered during the current and prior periods.

Contributions to a defined contribution plan for severance or for benefits are recognized as an expense at the time of contribution to the plan, concurrently with the receipt of the employee’s labor services.

J.	Use of estimates in the preparation of the financial statements

In preparing the financial statements in accordance with IFRS Accounting Standards, management is required to use estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The estimates and assumptions underlying them are subject to continuous review. Changes in accounting estimates are recognized in the period in which they occur.

K.	Leases

1	The Company as lessee

For transactions in which the Company acts as lessee, it recognizes, at the lease commencement date, a right-of-use asset together with a lease liability, except for leases with a lease term of 12 months or less and leases where the underlying asset is of low value, for which the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company elected to apply the practical expedient permitted by the standard and did not separate lease components from non-lease components, such as management services, maintenance services and other services included in the same transaction.

In transactions where an employee is entitled to a vehicle from the Company as part of the terms of employment, the Company treats these transactions as employee benefits in accordance with IAS 19, and not as sublease transactions.

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 2	Summary of significant accounting policies (continued)

At the commencement date, the lease liability includes all lease payments not yet paid, discounted at the interest rate implicit in the lease if readily determinable, or otherwise at the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

The right-of-use asset at the commencement date is recognized at the amount of the lease liability, plus lease payments made at or before the commencement date and including any transaction costs incurred. The right-of-use asset is measured using the cost model and depreciated over its useful life or the lease term, whichever is shorter.

The following table presents the depreciation period for the relevant right-of-use asset category.

Number of years

Land and buildings	10

When indicators of impairment exist, the Company assesses the impairment of the right-of-use asset in accordance with IAS 36.

2	Lease payments linked to the index

At the commencement date, the Company applies the index rate prevailing at that date to calculate future lease payments.

In transactions where the Company is the lessee, changes in the amount of future lease payments arising from a change in the index are remeasured (using the same discount rate applied to the lease liability) and adjusted against the balance of the right-of-use asset and recognized as a corresponding adjustment to the lease liability balance, only when such changes in cash flows result from a change in the index that is, at the date when the indexation of lease payments takes effect.

3	Extension and termination options

The non-cancellable lease term also includes periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, as well as periods covered by an option to terminate the lease when it is reasonably certain that the termination option will not be exercised.

In the event of a change in the estimate regarding the exercise of an extension option or the non-exercise of a termination option, the Company remeasures the lease liability balance in accordance with the updated lease term, using the discount rate at the date of the change in estimate, with the total adjustment recognized against the right-of-use asset balance until fully written off, and thereafter recognized in profit or loss.

4	Lease modifications

When a modification to the lease terms does not reduce the scope of the lease and is not accounted for as a separate lease transaction, the Company remeasures the lease liability balance in accordance with the amended lease terms, applying the updated discount rate at the date of the modification, and recognizes the total change in the lease liability balance in the right-of-use asset balance.

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 2	Summary of significant accounting policies (continued)

When an amendment to the lease terms results in a reduction in the lease scope, the Company recognizes a gain or loss arising from the partial or full derecognition of the right-of-use asset and the lease liability. Subsequently, the Company remeasures the lease liability in accordance with the amended lease terms, based on the updated discount rate as of the modification date, and adjusts the total change in the lease liability against the right-of-use asset.

Note 3	Trade receivables

	December 31
	2025	2024
	Thousands of New Israeli Shekels

Trade receivables - open balances	949	730
Revenue receivable	-	67
Provision for doubtful debts	(267)	(267)

Trade receivables, net	682	530

Note 4	Leases and property and equipment

The Company has lease agreements, including leases for land and buildings used in its regular operations. On August 11, 2020, the Company entered into a lease agreement with P.L.A.R Asset Management Ltd. and R. Matri Law Firm for a period of 12 years.

Total interest expense on lease liabilities for 2025 and 2024 was NIS 401 thousand and NIS 418 thousand, respectively.

Disclosures regarding right-of-use assets

Land and buildings
Thousands of New Israeli Shekels
Cost
Balance as of January 1, 2025	12,221

Additions during the year
Adjustments for linkage to the Consumer Price Index	231

Balance as of December 31, 2025	12,452

Accumulated depreciation
Balance as of January 1, 2025	2,019

Additions during the year
Depreciation and amortization	619

Balance as of December 31, 2025	2,638

Net book value as of December 31, 2025	9,814

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 4	Leases and property and equipment (continued)

2025

	Furniture and office equipment	Improvements to Leased Assets	Computers and Peripheral Equipment	Machinery and Equipment	Total
Cost
Balance as of January 1, 2025	401	14,512	524	5,394	20,831

Additions during the year - purchases	-	-	-	7	7

Balance as of December 31, 2025	401	14,512	524	5,401	20,838

Accumulated depreciation
Balance as of January 1, 2025
	174	3,023	474	3,798	7,469
Additions during the year - depreciation	31	1,431	29	435	1,926

Balance as of December 31, 2025	205	4,454	503	4,233	9,395

Net book value as of December 31, 2025	196	10,058	21	1,168	11,443

2024

	Furniture and office equipment	Improvements to Leased Assets	Computers and Peripheral Equipment	Machinery and Equipment	Total
Cost
Balance as of January 1, 2024	401	14,512	437	5,350	20,700

Additions during the year - purchases	-	-	87	44	131

Balance as of December 31, 2024	401	14,512	524	5,394	20,831

Accumulated depreciation
Balance as of January 1, 2024
	144	1,592	405	3,288	5,429
Additions during the year - depreciation	30	1,431	69	510	2,040

Balance as of December 31, 2024	174	3,023	474	3,798	7,469

Net book value as of December 31, 2024	227	11,489	50	1,596	13,362

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 5	Other payables and accrued expenses

	December 31
	2025	2024
	Thousands of New Israeli Shekels

Employees and institutions - salaries payable	488	400
Provision for vacation and recuperation	496	405
Accrued expenses	106	97
Others	80	264

	1,170	1,166

Note 6	Related parties – Parent Company

Current liabilities

	December 31
	2025	2024
	Thousands of New Israeli Shekels

Recipharm OT Chemistry AB – loans and interest payable	23,119	26,627

	23,119	26,627

(1)	The balance of loans received from the Parent Company, denominated in euros, includes loans bearing interest at 3.88%. The balance of such loans as of December 31, 2025, and 2024 amounted to approximately NIS 17,563 thousand and NIS 22,311 thousand, respectively, and the related interest payable amounted to approximately NIS 5,556 thousand and NIS 4,316 thousand, respectively.

Non-current liabilities

	December 31
	2025	2024
	Thousands of New Israeli Shekels

Recipharm OT Chemistry AB - Loans denominated in euro, including payable interest (1)	37,342	27,087
Recipharm OT Chemistry AB - Loans denominated in U.S. dollars (2)	2,511	2,511

	39,853	29,598

(1)	The balance of loans received from the Parent Company in euros includes interest-free loans with no maturity date; as of December 31, 2025 and 2024, the balances were approximately NIS 8,913 thousand and NIS 8,913 thousand, respectively. No remeasurement adjustment was recorded in respect of these loans. In addition, the balance includes loans bearing interest at six-month EURIBOR plus 4.97%, with balances as of December 31, 2025 and 2024 of approximately NIS 28,199 thousand and NIS 18,001 thousand, respectively, and interest payable of approximately NIS 230 thousand and NIS 173 thousand, respectively.

(2)	The balance of loans received from the Parent Company in U.S. dollars, which do not bear interest and have no due date, amounted to approximately NIS 2,511 thousand as of December 31, 2025 and NIS 2,511 thousand as of December 31, 2024. No remeasurement adjustment was recorded in respect of these loans.

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 7	Equity

	December 31, 2025 and 2024
	Registered	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.25 par value each	100,000	100,000

Note 8	Income taxes

A.	Tax rates applicable to the Company

The corporate tax rate in Israel for 2025 and 2024 is 23%.

B.	Tax assessments

The Company has tax assessments considered final through and including the 2020 tax year.

C.	Deferred taxes

Deferred tax assets have not been recognized in respect of business losses carried forward because it is not probable that sufficient taxable profits will be available against which those losses can be utilized in the foreseeable future.

Note 9	Additional details on profit or loss items

A.	Cost of sales

	For the year ended December 31
	2025	2024
	Thousands of New Israeli Shekels

Salaries and related expenses	5,138	4,516
Depreciation and amortization	2,137	2,215
Chemicals and consumables	862	1,408
Electricity expenses	158	184
Maintenance and municipal taxes	1,088	940
Other	146	144

	9,529	9,407

Recipharm Israel Ltd.
Notes to the Financial Statements

Note 9	Additional details on profit or loss items (continued)

B.	General and administrative expenses

	For the year ended December 31
	2025	2024
	Thousands of New Israeli Shekels

Salaries and related expenses	1,274	1,967
Professional consulting	276	251
Depreciation	528	553
Travel and vehicles	122	135
Outsourced work – related parties, net	(799)	1,680
Maintenance	64	82
Other	210	114

	1,675	4,782

C.	Finance income (expenses), net

	For the year ended December 31
	2025	2024
	Thousands of New Israeli Shekels

Exchange differences	1,346	2,311
Interest on loans from the Parent Company	(2,903)	(2,995)
Interest on lease liabilities	(401)	(418)

	(1,958)	(1,102)

Finance income (expenses), net	(1,958)	(1,102)

Note 10	Subsequent events

On February 16, 2026, Scinai Immunotherapeutics Ltd. (“Scinai”) entered into a Share Purchase Agreement with Recipharm AB (the “Parent”), pursuant to which Scinai acquired all of the issued and outstanding shares of the Company for nominal consideration of EUR 1.

In addition, Scinai acquired from the Parent all rights, title and interest in a shareholder loan granted by the Parent to the Company, with an outstanding principal amount of approximately EUR 12.3 million and accrued interest of approximately EUR 1.6 million, for nominal consideration of EUR 1.

In connection with the transaction, and prior to its closing, the Parent committed to make a capital injection into the Company in an amount sufficient to ensure that, as of the closing date, the Company held cash of approximately EUR 2 million, in addition to funding certain pre-closing expenses.

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